EXHIBIT 99.1

Silver Elephant Clarifies its OTCQX Trading Symbol as SILED until February 14th, 2022

Vancouver, British Columbia, January 21, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILED, Frankfurt:1P2N) wishes to make a clarification concerning its news release dated January 17, 2022.

The trading symbol for the Company’s common shares on the OTCQX has changed to “SILED” until February 14, 2022, which is 20 business days after trading commenced in the Company’s common shares on a post-Arrangement and post-Consolidation basis on the TSX.  As of February 15, 2022, the Company’s trading symbol will revert back to “SILEF”.  The January 17, 2022 news release incorrectly stated that the trading symbol would be changed to “SILEFD”.

In addition, the Company is pleased to announce that it has appointed Cindy Waterman as its new Corporate Secretary, replacing Flora Lo. Ms. Waterman was most recently the Corporate Secretary for Teranga Gold Corporation until its acquisition by Endeavour Mining Corporation.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration, and owns 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant and Battery Metals Royalties can be found at www.silverelef.com and www.royalbatt.com

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.